LL. 20

17009390

Washington, D.C. 20549

SEC Mail Processing Section MAR 01 2017 Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandywine Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Ponds Edge Drive
(No. and Street)

Chadds Ford	PA	19317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Elliot B. Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandywine Investment Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Dorothy E. Dallas, Notary Public
Pennsbury Twp., Chester County
My Commission Expires May 14, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

We have audited the accompanying statements of financial condition of Brandywine Investment Securities, LLC (a Delaware Limited Liability Company), as of December 31, 2016 and 2015, and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of Brandywine Investment Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandywine Investment Securities, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has experienced substantial decline in working capital that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Computation of Net Capital Under Rule 15c3-1; the Computation for Determination of Reserve Requirements Under Rule 15c3-3; and the Information for Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Brandywine Investment Securities, LLC's financial statements. The supplemental information is the responsibility of Brandywine Investment Securities, LLC's management. Our audit procedures include determining whether

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, CONTINUED

the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1; the Computation for Determination of Reserve Requirements Under Rule 15c3-3; and the Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2017

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Financial Condition
December 31, 2016 and 2015

Assets

		2016		2015
Current Assets				
Cash and cash equivalents	$	14,364	$	44,236
Prepaid expenses		5,655		5,495
Total Current Assets		20,019		49,731
Other Assets				
Deposits		1,593		1,518
Total Other Assets		1,593		1,518
Total Assets	$	21,612	$	51,249

Liabilities and Members' Equity

		2016		2015
Current Liabilities				
Accounts payable and accrued expenses	$	2,045	$	4,554
Total Current Liabilities		2,045		4,554
Members' Equity		19,567		46,695
Total Liabilities and Members' Equity	$	21,612	$	51,249

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Income
Years Ended December 31, 2016 and 2015

	2016	2015
Revenue		
Interest income	$ 22	$ 50
Total Revenue	22	50
Expenses		
General and administrative	8,791	8,198
Salaries and wages, payroll taxes, and benefits	66,465	63,835
Legal and professional	52,670	62,026
Regulatory fees and expenses	4,601	9,161
Rent expense	15,423	16,162
Total Expenses	147,950	159,382
Net Loss	$ (147,928)	$ (159,332)

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Changes in Members' Equity
Years Ended December 31, 2016 and 2015

	2016	2015
Members' Equity, Beginning	$ 46,695	$ 53,227
Net Loss	(147,928)	(159,332)
Member Contributions	120,800	152,800
Members' Equity, Ending	$ 19,567	$ 46,695

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Cash Flows
Years Ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net loss	$ (147,928)	$ (159,332)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in operating assets and liabilities:		
Other receivable - rent	0	12,417
Prepaid expenses	(160)	(870)
Deposits	(75)	2,273
Accounts payable and accrued expenses	(2,509)	283
Net Cash Used by Operating Activities	(150,672)	(145,229)
Net Cash Provided by Investing Activities	0	0
Cash Flows from Financing Activities		
Member contributions	120,800	152,800
Net Cash Provided by Financing Activities	120,800	152,800
Increase (Decrease) in Cash and Cash Equivalents	(29,872)	7,571
Cash and Cash Equivalents, Beginning	44,236	36,665
Cash and Cash Equivalents, Ending	$ 14,364	$ 44,236
Schedule of Interest and Income Taxes Paid		
Interest	$ 0	$ 0
Income taxes	$ 0	$ 0

See accompanying notes.

Note 1 – Nature of Operations

Description of Business

Brandywine Investment Securities, LLC (the Company) is a limited liability company organized in the State of Delaware on December 16, 2009. The Company obtained approval for membership with the Financial Industry Regulatory Authority, Inc. (FINRA) effective March 11, 2011 and is also registered with the Securities and Exchange Commission (SEC) as a broker dealer. The Company was formed to act as a placement agent on a best-effort basis for private placements of specific purpose real estate entities.

Going Concern, Liquidity and Management's Plans

The Company has experienced and continues to experience negative cash flows from operations and it expects that will continue in the foreseeable future. To date operations have been funded primarily through capital contributions made by the Members of the Company. At this time, the Company has no commitments from the Members to make additional capital contributions and there can be no assurances that any plans to generate future revenues will be successfully implemented. The Company is currently exploring options to sell the business. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year of February 27, 2017, the date the financial statements were available to be issued.

The financial statements for the year ended December 31, 2016 were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The ability of the Company to meet its ongoing obligations and commitments in the normal course of operations and to continue as a going concern is dependent on the ability to obtain additional capital contributions, obtain financing or the Company's ability to generate future revenues. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 2 – Summary of Significant Accounting Principles

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Short-term investments with an original maturity of three months or less at the time of purchase are considered to be cash equivalents. Short-term investments with an original maturity greater than three months are included in investments. Cash and cash equivalents are reported at cost, which approximates market value. The Company maintains cash in one financial institution.

Note 2 – Summary of Significant Accounting Principles, Continued

Recognition of Revenue

As compensation for the services rendered as a placement agent, the Company receives selling commissions based on a percentage of the total amounts invested in the offering of the applicable investment product. In addition, the Company may also receive separate dealer manager fees for due diligence review and other services. The commissions will be recognized as revenue once the proceeds of the offering are disbursed to the underlying investment company and the dealer manager fees will be recognized upon the performance of services.

Income Taxes

The Company follows the accounting requirements for uncertain tax positions, FASB Accounting Standards Codification ("ASC") 740, Income Taxes. As of and during the years ended December 31, 2016 and 2015, the Company did not have a liability for any unrecognized tax benefits nor did it incur any interest or penalties associated with unrecognized tax benefits. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income.

The Company was treated as a partnership for U.S. Federal and Pennsylvania income tax purposes from 2010 to 2012. Effective January 1, 2013, the Company elected to be classified as an S-Corporation. No income tax returns are currently under examination. The statute of limitations on the U.S. Federal and Pennsylvania income tax returns remain open for the years ended December 31, 2013 - 2015.

Each member is individually responsible for reporting income or loss, to the extent required by U.S. federal and state income tax laws and regulations based on its respective share of the Company's income and expense as reported for income tax purposes.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 27, 2017, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company operates in a shared office space with an entity whose shareholder is also the majority member of the Company. The Company entered into a one-year sub-lease agreement for this office space on January 1, 2010. The sub-lease agreement will continue for any number of consecutive one year periods until either party gives written notice to terminate the lease. The lease was terminated effective December 31, 2016. Rent expense, for the years ended December 31, 2016 and 2015 amounted to $10,620 and $10,634, respectively. The Company's pro rata share of rental overhead for each of the years ended December 31, 2016 and 2015 amounted to $4,803 and $5,530, respectively.

Note 3 – Related Party Transactions, Continued

The Company has entered into a "Central Services Agreement" with Brandywine Financial Services Corporation. This agreement covers the provision of the required administrative and office services including accounting, telephone, fax, computers, data processing, data management, payroll, consumable office supplies, and other necessary services. The Company's share of administrative and office services for the years ended December 31, 2016 and 2015 amounted to $5,000 per year. Fees for these services terminated December 31, 2016.

The Company utilizes the tax preparation services of a related party, Brandywine Investment Management Corporation. The tax preparation services incurred for the years ended December 31, 2016 and 2015 amounted to $2,500 per year.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $12,319 which was $7,319 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

Note 5 – Commitments and Contingencies

The Company has entered into various agreements for compliance and administrative services. The required payments under these agreements, unless otherwise terminated if the business is successfully sold (See Note 1), are as follows:

2017	$ 22,360
	$ 22,360

In 2014, the Company entered into a transition agreement with the President which will allow this individual to pursue a new venture. The agreement, however, requires the individual to continue to perform services and to assist with the transition of responsibilities until a suitable replacement has been found. As compensation for the services during the transition period, the Company will make monthly payments of $2,500 plus health and dental insurance coverage. The agreement may be terminated by either party upon 10 days written notice. Notice of termination was given in January 2017.

******

SUPPLEMENTARY INFORMATION

BRANDYWINE INVESTMENT SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Net Capital		
Total Members' Equity from Statements of Financial Condition	$	19,567
Deduct Nonallowable Assets		
Prepaid expenses		5,655
Deposits		1,593
		7,248
Net Capital Before Haircut on Securities		12,319
Haircut on Securities Held		0
Net Capital	$	12,319
Aggregate Indebtedness		
Total Aggregate Indebtedness Liabilities from Statements of Financial Condition	$	2,045
Items Not Included in Statements of Financial Condition		
Other unrecorded amounts		0
Total Aggregate Indebtedness	$	2,045
Computation of Basic Net Capital Requirement		
Net Capital Required as a Percentage of Aggregate Indebtedness	$	136
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$	5,000
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	7,319
Excess Net Capital at 1,000 percent	$	12,115
Ratio: Aggregate Indebtedness to Net Capital		0.16 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2016)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	12,319
Reconciling Differences		
Other audit adjustments (net)		0
Net Capital per Above	$	12,319

Note: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

BRANDYWINE INVESTMENT SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2016

The Company is exempt from Rule 15c3-3 and falls under the provisions of Rule 15c3-3(k)(2)(i).

BKI

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandywine Investment Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandywine Investment Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Brandywine Investment Securities, LLC stated that Brandywine Investment Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brandywine Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandywine Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2017

Brandywine
Investment Securities, LLC

February 27, 2017

Management's Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4):

Brandywine Investment Securities LLC is a broker-dealer registered with the SEC and FINRA.

- Brandywine Investment Securities LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2016.

- Brandywine Investment Securities LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and the firm's knowledge.

Robert Campbell FINOP

Elliot Newman, Manager

Brandywine
Investment Securities, LLC

February 27, 2017

Management's Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4):

Brandywine Investment Securities LLC is a broker-dealer registered with the SEC and FINRA.

- Brandywine Investment Securities LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2016.

- Brandywine Investment Securities LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and the firm's knowledge.

____
Robert Campbell FINOP

____
Elliot Newman, Manager

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2016

BK&I

Beucler, Kelly & Irwin, Ltd.
Certified Public Accountants

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2016

BRANDYWINE INVESTMENT SECURITIES, LLC

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